GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2161 2288, 202 2288 Fax: 03-2161 5304 Telex: MA 30022.

03037626

20 November 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the third quarter ended 30 September 2003 for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

dlw 12/1

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: (212) 815-2276/571-3050

Attention: Ms Violet Pagan

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi

Form Version 2.0

Financial Results

Ownership transfer to **GENTING** on **20-11-2003 06:31:04 PM**
Submitted by **GENTING** on **20-11-2003 06:34:00 PM**
Reference No **GG-031120-65739**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30-09-2003**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **31-12-2003**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

3rd Grp Qtrly-Rept-2003.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2003	30-09-2002	30-09-2003	30-09-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,084,425	843,688	3,082,195	2,609,772
2	Profit/(loss) before tax	513,655	416,003	1,199,837	1,199,251

3	Profit/(loss) after tax and minority interest	255,993	200,964	563,218	585,094
4	Net profit/(loss) for the period	255,993	200,964	563,218	585,094
5	Basic earnings/(loss) per share (sen)	36.35	28.53	79.96	83.07
6	Dividend per share (sen)	0.00	0.00	7.00	7.00

		AS AT END OF CURRENT QUARTER *	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	9.7800	9.1200

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2003	30-09-2002	30-09-2003	30-09-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	447,715	332,301	1,179,423	1,014,546
2	Gross interest income	17,956	15,638	52,720	40,317
3	Gross interest expense	15,227	16,715	52,231	48,848

Note: The above information is for the Exchange internal use only.

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022
Website: http://www.genting.com.my

THIRD QUARTERLY REPORT

Quarterly report on consolidated results for the third quarter ended 30 September 2003. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2003

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 30/09/2003 RM'000	PRECEDING YEAR CORRES-PONDING QUARTER 30/09/2002 RM'000	CURRENT YEAR-TO-DATE 30/09/2003 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD 30/09/2002 RM'000
Revenue	**1,084,425**	843,688	**3,082,195**	2,609,772
Cost of sales	**(564,174)**	(458,025)	**(1,616,901)**	(1,439,013)
Gross profit	**520,251**	385,663	**1,465,294**	1,170,759
Other income	**25,459**	19,287	**81,374**	54,815
Adjustment/(write-off) of net goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company	**3,656**	-	**(89,828)**	-
Other expenses	**(101,651)**	(72,649)	**(277,417)**	(211,028)
Profit from operations	**447,715**	332,301	**1,179,423**	1,014,546
Finance cost	**(15,227)**	(16,715)	**(52,853)**	(48,994)
Share of results of associated companies	**81,167**	100,417	**73,267**	202,567
Gain on dilution of Group's interest in an associated company	**-**	-	**-**	31,132

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2003 (cont'd)

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 30/09/2003 RM'000	PRECEDING YEAR CORRES-PONDING QUARTER 30/09/2002 RM'000	CURRENT YEAR-TO-DATE 30/09/2003 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD 30/09/2002 RM'000
Profit from ordinary activities before taxation	**513,655**	416,003	**1,199,837**	1,199,251
Taxation	**(107,656)**	(115,182)	**(334,292)**	(336,519)
Profit from ordinary activities after taxation	**405,999**	300,821	**865,545**	862,732
Minority shareholders' interests	**(150,006)**	(99,857)	**(302,327)**	(277,638)
Net profit for the period	**255,993**	200,964	**563,218**	585,094
Basic earnings per share (sen)	**36.35**	28.53	**79.96**	83.07
Diluted earnings per share (sen)	**36.31**	N/A	**79.92**	N/A

N/A – Not applicable

(The Condensed Consolidated Income Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

GENTING BERHAD
CONDENSED CONSOLIDATED BALANCE SHEET AS AT 30 SEPTEMBER 2003

	(UNAUDITED) AS AT 30 SEPT 2003 RM'000	(AUDITED) AS AT 31 DEC 2002 RM'000
NON-CURRENT ASSETS		
Property, plant and equipment	6,198,222	4,881,449
Real property assets	512,928	525,088
Associated companies	2,090,521	2,431,178
Other long term assets	37,383	35,841
Deferred taxation	24,768	23,644
CURRENT ASSETS		
Property development	97,769	86,957
Inventories	275,907	251,671
Trade & other receivables	514,574	313,175
Amount due from associated companies	875	1,169
Short term investments	1,066,055	1,269,371
Bank balances and deposits	2,279,625	1,626,318
	4,234,805	3,548,661
LESS CURRENT LIABILITIES		
Trade & other payables	619,830	537,933
Short term borrowings	470,961	512,776
Taxation	271,375	260,704
Dividend payable	35,499	-
	1,397,665	1,311,413
NET CURRENT ASSETS	2,837,140	2,237,248
	11,700,962	10,134,448
FINANCED BY		
SHARE CAPITAL	352,169	352,169
RESERVES	6,537,502	6,074,051
SHAREHOLDERS' EQUITY	6,889,671	6,426,220
MINORITY INTERESTS	3,139,672	2,404,703
NON-CURRENT LIABILITIES		
Long term borrowings	958,243	929,788
Other long term liabilities	247,871	229,072
Deferred taxation	465,505	144,665
Total non-current liabilities	1,671,619	1,303,525
	11,700,962	10,134,448
NET TANGIBLE ASSETS PER SHARE (RM)	9.78	9.12

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2003

	Non-Distributable				Distributable	
	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Reserve on Exchange Differences RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2002 as previously reported	352,169	97,803	383,908	49,430	4,853,448	5,736,758
Prior period adjustment:						
- Proposed final dividend for financial year ended 31 December 2001	-	-	-	-	63,390	63,390
- Effect of deferred taxation on adoption of MASB 25 [Refer Note 1(a)]	-	-	(71,604)	-	32,066	(39,538)
As restated	352,169	97,803	312,304	49,430	4,948,904	5,760,610
Net profit/(loss) not recognised in the income statement	-	-	(24)	4,705	24	4,705
Net profit for the financial period	-	-	-	-	585,094	585,094
Appropriation:						
- Final dividend paid for financial year ended 31 December 2001 (12.5 sen less 28% income tax)	-	-	-	-	(63,390)	(63,390)
- Interim dividend declared for current period (7.0 sen less 28% income tax)	-	-	-	-	(35,499)	(35,499)
Balance at 30 September 2002	352,169	97,803	312,280	54,135	5,435,133	6,251,520
Balance at 1 January 2003 as previously reported	**352,169**	**97,803**	**382,218**	**57,406**	**5,581,020**	**6,470,616**
Prior period adjustment:						
- Effect of deferred taxation on adoption of MASB 25 [Refer Note 1(a)]	-	-	**(71,569)**	-	**27,173**	**(44,396)**
As restated	**352,169**	**97,803**	**310,649**	**57,406**	**5,608,193**	**6,426,220**
Net profit/(loss) not recognised in the income statement	-	-	**(2,117)**	**4,194**	**2,117**	**4,194**
Net profit for the financial period	-	-	-	-	**563,218**	**563,218**
Appropriation :						
- Final dividend paid for financial year ended 31 December 2002 (13.5 sen less 28% income tax)	-	-	-	-	**(68,462)**	**(68,462)**
- Interim dividend declared for current period (7.0 sen less 28% income tax)	-	-	-	-	**(35,499)**	**(35,499)**
Balance at 30 September 2003	**352,169**	**97,803**	**308,532**	**61,600**	**6,069,567**	**6,889,671**

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2003

	CURRENT YEAR-TO-DATE RM'000	PRECEDING YEAR CORRES-PONDING PERIOD RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	**1,199,837**	1,199,251
Adjustments for:		
Depreciation of property, plant and equipment ("PPE")	**247,314**	211,184
Write-off of net goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company	**89,828**	-
Finance cost	**52,853**	48,994
Interest income	**(52,720)**	(40,317)
Share of results of associated companies	**(73,267)**	(202,567)
(Gain)/loss on disposal of PPE, real property assets and property development	**(76,945)**	1,496
Gain arising on dilution of interest in associated company	**-**	(31,132)
Other non-cash items	**(9,250)**	16,555
	177,813	4,213
Operating profit before changes in working capital	**1,377,650**	1,203,464
Net change in current assets	**26,200**	(67,588)
Net change in current liabilities	**(63,198)**	7,872
	(36,998)	(59,716)
Cash generated from operations	**1,340,652**	1,143,748
Taxation paid	**(354,467)**	(273,612)
Other net operating receipts	**16,520**	7,377
	(337,947)	(266,235)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**1,002,705**	877,513
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of PPE	**(265,541)**	(476,227)
Purchase of additional shares from minority shareholders	**(146,579)**	-
Investment in associated company	**(38,202)**	(53)
Acquisition of an associated company **	**(11,743)**	-
Increase in investments and other long term assets	**(2,244)**	(27,257)
Interest received	**46,545**	37,917
Acquisition of a subsidiary company/controlling stake in an associated company *	**231,783**	-
Proceeds from disposal of investments	**30,706**	77,735
Other net receipts from investing activities	**24,436**	7,647
NET CASH USED IN INVESTING ACTIVITIES	**(130,839)**	(380,238)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of borrowings	**(558,699)**	(86,010)
Finance cost paid	**(52,789)**	(51,050)
Dividend paid	**(68,462)**	(63,390)
Dividend paid to minority shareholders	**(37,188)**	(33,036)
Proceeds from bank borrowings	**320,804**	154,000
Other net receipts from financing activities	**32**	-
NET CASH USED IN FINANCING ACTIVITIES	**(396,302)**	(79,486)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**475,564**	417,789
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	**2,766,755**	2,043,174
EFFECT OF CURRENCY TRANSLATION	**(1,605)**	1,265
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	**3,240,714**	2,462,228

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CURRENT YEAR-TO-DATE RM'000	PRECEDING YEAR CORRES-PONDING PERIOD RM'000
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	**2,279,625**	1,523,829
Money market instruments (included in Short term investments)	**961,089**	938,482
	3,240,714	2,462,311
Bank overdrafts	**-**	(83)
	3,240,714	2,462,228

*** ANALYSIS OF THE ACQUISITION OF A SUBSIDIARY COMPANY/CONTROLLING STAKE IN AN ASSOCIATED COMPANY**

	CURRENT YEAR-TO-DATE RM'000
Net assets acquired and net cash inflow on acquisition of subsidiary companies are analysed as follows:	
PPE	**(1,297,506)**
Investment in associated company	**(92,503)**
Inventories	**(34,401)**
Trade and other receivables	**(216,467)**
Bank balances and deposits	**(473,602)**
Trade and other payables	**167,826**
Provision for retirement gratuities	**1,149**
Taxation	**15,239**
Short term borrowings	**150,000**
Long term loan	**80,000**
Deferred taxation	**335,463**
Minority interests	**548,246**
	(816,556)
Net assets attributable to shares previously held and treated as associated company	**531,925**
Reserve on consolidation	**42,812**
Total purchase consideration	**(241,819)**
Bank balances and deposits of subsidiary companies acquired	**473,602**
Net cash inflow on acquisition of subsidiary companies	**231,783**

**** ANALYSIS OF THE ACQUISITION OF AN ASSOCIATED COMPANY**

	CURRENT YEAR-TO-DATE RM'000
Net assets acquired and net cash outflow on acquisition of an associated company are analysed as follows:	
PPE	**320**
Net working capital	**2,928**
	3,248
Goodwill arising on consolidation	**8,495**
Total purchase consideration	**11,743**
Bank balances and deposits of associated company acquired	**-**
Net cash outflow on acquisition of an associated company	**11,743**

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2002).

GENTING BERHAD

NOTES TO THE INTERIM FINANCIAL REPORT – 3rd QUARTER ENDED 30 SEPTEMBER 2003

(I) Compliance with MASB 26: Interim Financial Reporting

(a) *Accounting Policies and Methods of Computation*

The interim financial report is unaudited and has been prepared in accordance with MASB 26, "Interim Financial Reporting" and paragraph 9.22 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2002. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the year ended 31 December 2002 as well as new approved accounting standards which are effective and applicable in the current financial year.

Consequently, in compliance with MASB 25, Income Taxes, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax asset can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

The effects of the implementation of MASB 25, which has been applied retrospectively, are summarised below:

i) Impact on Balance Sheet:

Balances as at 31 December 2002:	As previously reported RM'000	Prior period adjustments RM'000	As restated RM'000
Non-current assets:			
Deferred taxation	18,040	5,604	23,644
Reserves:			
Unappropriated profit	5,581,020	27,173	5,608,193
Revaluation reserve	382,218	(71,569)	310,649
Minority interests	2,432,810	(28,107)	2,404,703
Non-current liabilities:			
Deferred taxation	66,558	78,107	144,665

The above restatement of the Group's reserves at the beginning of the year has the effect of reducing the Net Tangible Assets per share from RM9.19 as previously reported to RM9.12.

ii) Impact on Income Statement:

Preceding year quarter and cumulative period to 30 September 2002:	As previously reported	Prior period adjustments	As restated
Taxation (RM'000)			
Quarter	114,206	976	115,182
Financial year-to-date	333,595	2,924	336,519
Minority shareholders' interests (RM'000)			
Quarter	99,617	240	99,857
Financial year-to-date	276,918	720	277,638
Basic earnings per share (sen)			
Quarter	28.70	-	28.53
Financial year-to-date	83.60	-	83.07

(b) **Disclosure of Audit Report Qualification and Status of Matters Raised**

The audit report of the Group's annual financial statements for the year ended 31 December 2002 did not contain any qualification.

(c) **Seasonal or Cyclical Factors**

On an overall basis, the business operations of the Group's Leisure & Hospitality Division and Plantation Division are subject to seasonal fluctuations whilst the Paper Division is subject to cyclical fluctuations. The results of the Leisure & Hospitality Division are affected by major festive seasons and holidays. The production of fresh fruit bunches ("FFB") is seasonal in nature and normally peaks in the second half of the year. More detailed commentary is set out in Notes 1 and 2 in Part II of this interim financial report.

(d) **Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow**

Other than as disclosed in the Income Statement, the unusual item included in the current financial year-to-date is as follows:

The gross profit for the current financial year-to-date included RM69.1 million gain arising on disposal of approximately 953 acres of land located at Mukim Senai-Kulai, Daerah Johor Bahru, Johor Darul Takzim by Asiatic Indahpura Development Sdn Bhd ("AIDSB"), a wholly owned subsidiary of Asiatic Development Berhad ("ADB"), which in turn is a 54.9% owned subsidiary of the Company, to Ambang Budi Sdn Bhd ("ABSB") for a sale consideration of RM82.7 million. The related tax charge of RM16.2 million had been provided. The disposal had resulted in a reduction of approximately RM13.6 million in Real Property Assets of the Group.

The above disposal had no cashflow effect as the sale consideration of the above disposal was utilised to set off the following interdependent transactions with ABSB:

i) The purchase consideration of RM77.3 million on the acquisition of the remaining 30% equity interest in AIDSB; and

ii) The borrowings of RM5.4 million from ABSB which pursuant to a deed of settlement was settled on 1 March 2003 along with the completion of the above disposal.

(e) **Material Changes in Estimates**

There have been no significant changes made in estimates of amounts reported in prior interim periods of the current financial year-to-date or changes in estimates of amounts reported in prior financial years.

(f) **Changes in Debt and Equity Securities**

Other than a repayment of redeemable fixed rate unsecured bonds of RM70.0 million by an indirect subsidiary company, there were no issuance, resale and repayment of debt and equity securities, shares cancellation and shares repurchased for the current financial year-to-date.

(g) **Dividends Paid**

Dividends paid for the current financial year-to-date are as follows:-

	RM'000
Final dividend paid on 5 August 2003 for the year ended 31 December 2002 - 13.5 sen less 28% tax per ordinary share of 50 sen each	68,462

(h) **Segment Information**

Segment analysis for the financial period ended 30 September 2003 is set out below:

	Leisure & Hospitality RM'000	Plantations RM'000	Properties RM'000	Paper RM'000	Oil & Gas RM'000	Power RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Revenue									
External	1,929,732	269,299	112,809	325,059	40,083	357,885	47,328		3,082,195
Inter segment	3,470	-	10,960	-	-	-	45,385	(59,815)	-
	1,933,202	269,299	123,769	325,059	40,083	357,885	92,713	(59,815)	3,082,195
Results									
Segment profit	797,703	119,042	79,877	36,052	24,037	137,927	19,260	2,633	1,216,531
Write-off of net goodwill arising on acquisition of additional interest in subsidiary companies/controlling stake in an associated company	-	-	-	-	-	-	-	-	(89,828)
Interest income	-	-	-	-	-	-	-	-	52,720
Finance cost	-	-	-	-	-	-	-	-	(52,853)
Share of profit of associated companies	37,037	2,165	212	-	-	33,853	-	-	73,267
Profit from ordinary activities before taxation	-	-	-	-	-	-	-	-	1,199,837
Taxation	-	-	-	-	-	-	-	-	(334,292)
Profit from ordinary activities after taxation	-	-	-	-	-	-	-	-	865,545
Minority shareholders' interests	-	-	-	-	-	-	-	-	(302,327)
Net profit for the period	-	-	-	-	-	-	-	-	563,218

(i) **Valuation of Property, Plant and Equipment**

Property, plant and equipment, which are stated at revalued amounts, have been brought forward without amendment from the previous annual financial statements.

(j) **Material Events Subsequent to the End of Financial Period**

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the current financial year-to-date are as follows:

i) Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of Resorts World Bhd, which in turn is a 56.8% owned subsidiary of the Company, has on 16 October 2003 given a letter of undertaking to Star Cruises Limited ("SCL"), RWL's 34.99% associated company, to provide an irrevocable undertaking to SCL to subscribe for its entire proportionate entitlement pursuant to SCL's Rights Issue ("the Undertaking"). The proportionate entitlement under the Undertaking involves the subscription of up to a total of 121,184,054 new ordinary shares of US$0.10 each at the subscription price of HK$2.25 per share costing a total of HK$272,664,100.

ii) RWL has also on 16 October 2003 entered into a sub-underwriting arrangement with JP Morgan Securities Limited to sub-underwrite the public portion of SCL's Rights Issue ("the Sub-underwriting"). The Sub-underwriting will earn a commission of 1% of the total subscription value of the public portion of SCL's Rights Issue. The public portion involves the subscription of up to 52,175,378 ordinary shares of US$0.10 each at the subscription price of HK$2.25 per share which amounts to HK$117,394,600.

Assuming that the whole of the public portion of the rights entitlement is not taken up but is subscribed by RWL pursuant to the sub-underwriting arrangement, the Undertaking and Sub-underwriting will result in RWL subscribing for up to 173,359,432 ordinary shares of US$0.10 each in SCL for HK$390,058,700.

The Undertaking and Sub-underwriting arrangements are expected to be completed by the end of 2003.

(k) **Changes in the Composition of the Group**

i) On 26 April 2002, the Company announced that Mastika Lagenda Sdn Bhd ("Mastika"), an indirect 97.7% owned subsidiary of the Company, entered into a Sale and Purchase Agreement with Tenaga Nasional Berhad ("TNB") for the purchase of TNB's entire 20% equity interest in Genting Sanyen Power Sdn Bhd ("GSP"), for a total cash consideration of RM240.0 million ("The Proposed Acquisition"). Prior to The Proposed Acquisition, Mastika had held a 40% stake in GSP.

The completion of The Proposed Acquisition on 24 March 2003 has rendered GSP to be a 60% owned subsidiary of Mastika. The completion of The Proposed Acquisition does not have any material effect on the Net Tangible Assets per share and Earnings per share respectively of the Group.

ii) On 16 December 2002, the Company announced that Genting International PLC ("GIPLC"), an indirect 62.4% owned subsidiary of the Company, had executed a term sheet with Pacific Lottery Incorporated ("Pacific") for the purchase of 18 million units of Pacific securities at Canadian Dollars 4.5 million (RM11.7 million).

On 10 April 2003, the Company announced that Genting International Management Services Pte Ltd ("GIMS"), a wholly-owned subsidiary of GIPLC, had pursuant to the term sheet earlier executed between GIPLC and Pacific and the Subscription Agreement between GIMS and Pacific, acquired 18 million units of Pacific securities at Canadian Dollar 0.25 per unit, consisting of one common share and one warrant exercisable at Canadian Dollar 0.25 for a period of up to 24 months from 7 April 2003 being the date of closing ("Private Placement"). With the completion of the Private Placement, GIPLC via GIMS holds approximately 30% equity stake in Pacific.

The completion of the Private Placement does not have any material effect on the Net Tangible Assets per share and Earnings Per Share respectively of the Group.

iii) On 10 April 2003, Asiatic Development Berhad, a 54.9% owned subsidiary of the Company announced the completion of the acquisition of a 70% equity interest in Kenyalang Borneo Sdn Bhd ("KBSB") for a revised purchase consideration of RM0.9 million pursuant to a supplemental agreement dated the same day.

KBSB, a private limited company incorporated in Malaysia, has been alienated a piece of agricultural land measuring approximately 5,000 hectares by the State Authority of Sarawak.

The above acquisition does not have any material impact on the Net Tangible Assets per share and Earnings per share of the Group.

iv) On 2 June 2003, the Company announced that Genting Sanyen Power (Labuan) Limited ("GSPL"), an indirect wholly-owned subsidiary of the Company, had on 30 May 2003, acquired the entire issued share capital of Genting Power (Swiss) GmbH (formerly known as NRGenerating Holdings (No. 3) GmbH, Switzerland) ("GPS") from NRGenerating Luxembourg (No. 1) S.a.r.l. for a total cash consideration of USD27.58 million (RM104.8 million). GPS owns 100% of WEB Energy Ltd ("WEB") and 74% of Eastern Generation Services (India) Pvt. Ltd. ("EGSIPL"). WEB owns 30% of Lanco Kondapalli Power Pvt. Ltd. ("LKPPL"). LKPPL owns the 368MW combined cycle gas fired Lanco Kondapalli power station ("Power Plant") which is located in Hyderabad, state of Andhra Pradesh, India. EGSIPL is the operator and manager of the Power Plant.

This acquisition does not have any material effect on the Net Tangible Assets per share and Earnings per share respectively of the Group.

Other than the above, there were no other material changes in the composition of the Group during the current financial year-to-date.

(l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since 31 December 2002, other than that disclosed in Note 11 in Part II of this interim financial report.

(m) Capital Commitments

Authorised capital commitments not provided for in this interim financial report as at 30 September 2003 are as follows:

	RM'000
Contracted	332,350
Not contracted	314,360
	646,710

Analysed as follows:

- Property, plant and equipment	587,567
- Investments	59,143
	646,710

ADDITIONAL INFORMATION REQUIRED BY THE LISTING REQUIREMENTS OF THE KUALA LUMPUR STOCK EXCHANGE – 3rd QUARTER ENDED 30 SEPTEMBER 2003

(II) Compliance with Appendix 9B of the Listing Requirements

1. Review of Performance

The comparison of the quarterly results are tabulated below:

	Current Quarter 2003 RM'million	Current Quarter 2002 RM'million	% +/-	Preceding Quarter 2Q 2003 RM'million	% +/-	Financial Year-to-date 2003 RM'million	Financial Year-to-date 2002 RM'million	% +/-
Revenue								
Leisure & Hospitality	**667.4**	647.8	+3	575.2	+16	**1,929.7**	1,981.7	-3
Plantations	**97.1**	61.5	+58	90.7	+7	**269.3**	172.0	+57
Properties	**11.6**	12.7	-9	8.8	+32	**30.1**	37.9	-21
Paper	**107.7**	106.8	+1	113.0	-5	**325.1**	292.9	+11
Power	**181.4**	-	N/A	176.5	+3	**357.9**	-	N/A
Oil & Gas	**13.1**	9.8	+34	13.9	-6	**40.1**	35.4	+13
Proceeds from disposal of quoted securities	-	-	-	30.7	-100	**30.7**	77.7	-60
Others	**6.1**	5.1	+20	7.9	-23	**16.6**	12.2	+36
	1,084.4	843.7	+29	1,016.7	+7	**2,999.5**	2,609.8	+15
Proceeds from disposal of land	-	-	-	-	-	**82.7**	-	N/A
	1,084.4	843.7	+29	1,016.7	+7	**3,082.2**	2,609.8	+18
Profit before tax and unusual items								
Leisure & Hospitality	**289.8**	277.8	+4	221.4	+31	**797.7**	882.6	-10
Plantations	**41.7**	27.6	+51	37.7	+11	**119.0**	67.4	+77
Properties	**3.4**	3.6	-5	4.0	-15	**10.8**	11.1	-3
Paper	**10.7**	11.1	-4	16.3	-34	**36.1**	14.4	>100
Power	**70.5**	-	N/A	74.2	-5	**137.9**	-	N/A
Oil & Gas	**9.1**	(8.1)	>100	7.3	+25	**24.0**	(12.3)	>100
Others	**0.9**	4.6	-80	20.3	-96	**21.8**	11.1	+96
	426.1	316.6	+35	381.2	+12	**1,147.3**	974.3	+18
Interest income	**17.9**	15.6	+15	18.5	-3	**52.7**	40.3	+31
Finance cost	**(15.2)**	(16.7)	-9	(19.9)	-24	**(52.8)**	(49.0)	+8
Gain of disposal of land	-	-	-	-	-	**69.1**	-	N/A
Adjustment/ (write-off) of net goodwill arising on acquisition of additional interest in subsidiary companies/ controlling stake in an associated company	**3.7**	-	N/A	(56.5)	>100	**(89.8)**	-	N/A
Share of results of associated companies	**81.2**	100.5	-19	(35.5)	>100	**73.3**	202.6	-64
Gain arising on dilution of interest in an associated company	-	-	-	-	-	-	31.1	-100
Profit before tax	**513.7**	416.0	+23	287.8	+78	**1,199.8**	1,199.3	-

The Group registered a revenue of RM1,084.4 million in the current quarter compared to RM843.7 million in the previous year's corresponding quarter, which is an increase of 29%. The increase in the current quarter is mainly attributable to the higher crude palm oil prices and FFB production from the Plantations Division, better underlying performance in the Leisure & Hospitality Division as a result of the increase in visitor arrivals and higher revenue from the Oil & Gas Division resulting from the higher oil prices. The revenue for the current quarter also included RM181.4 million from the Power Division, which was mainly contributed by Genting Sanyen Power Sdn Bhd ("GSP"), which became an indirect 60% owned subsidiary of the Company with effect from 24 March 2003.

The revenue for the current financial year-to-date increased by 18% from RM2,609.8 million in the previous year's corresponding period to RM3,082.2 million. The increase is contributed by the Plantations Division, Paper Division, and the Oil & Gas Division. This increase has been set off by lower revenue from the Leisure & Hospitality Division which had been adversely affected by the Severe Acute Respiratory Syndrome ("SARS") outbreak in the region during the second quarter. Revenue from the Power Division which has been included in the revenue for the current financial year-to-date amounted to RM357.9 million.

The Group profit before tax for the current quarter is RM513.7 million representing an increase of 23% compared to the previous year's corresponding quarter's profit of RM416.0 million. The increase is contributed by the Leisure & Hospitality Division, Plantations Division and the Oil & Gas Division as a result of the higher revenue generated by these divisions. There is a profit contribution of RM70.5 million from the Power Division for the current quarter.

The Group profit before tax for the current financial year-to-date of RM1,199.8 million is comparable to that of the previous year's corresponding period's profit of RM1,199.3 million. The increase in profit from the Plantations Division, Paper Division and the Oil & Gas Division was set off by lower profit from the Leisure & Hospitality Division.

The higher profit from the Plantations Division is due to the higher revenue and profit contribution from the newly acquired oil palm estates. The Paper Division recorded higher selling prices and higher volume sold whilst the Oil & Gas Division recorded higher oil prices and incurred lower operating costs. The profit contribution from the Power Division for the current financial year-to-date amounted to RM137.9 million.

The lower profit from the Leisure & Hospitality Division is mainly due to the adverse effects of the SARS outbreak in the region during the second quarter of 2003 and the higher donations of RM22.5 million made in the first quarter of 2003.

The share of results of associated companies in the previous year's corresponding periods had included the share of profit of GSP, which had been equity accounted for until 31 March 2003 when the acquisition by the Company of the additional controlling stake of 20% in GSP was completed. The lower share of results of associated companies in the current financial year-to-date is also due to the lower share of profit from Star Cruises Limited ("SCL"), which amounted to RM37.3 million compared to RM113.7 million in the previous year's corresponding period.

2. **Material Changes in Profit Before Taxation for the Current Quarter as compared with the immediate Preceding Quarter**

The Group registered a profit before tax of RM513.7 million in the current quarter as compared to RM287.8 million in the preceding quarter, an overall improvement of 78%.

The Leisure & Hospitality Division's profit showed an improvement of 31% over the preceding quarter due to the improvement in visitor arrivals since the outbreak of SARS was under control by the end of the second quarter of this year.

The profit from the Plantations Division had improved by 11% due to the higher FFB production.

The share of results of associated companies had also improved as there was a share of profit of RM77.1 million from SCL in this quarter compared to a share of loss of RM37.3 million in the preceding quarter.

However, the Paper Division's profit has decreased by 34% due mainly to lower average selling prices.

3. **Prospects**

In line with the government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Leisure & Hospitality Division's performance is expected to be satisfactory for the remaining period of the year.

The newly acquired oil palm estates along with overall improvement in yields are expected to boost FFB production of the Plantations Division in the current financial year. The operating performance of this Division for the current financial year is expected to be satisfactory.

Barring any unforeseen circumstances, the performance of the other Divisions in the Group is expected to be satisfactory for the current financial year.

4. **Variance of Actual Profit from Forecast Profit**

The Group did not issue any profit forecast or profit guarantee for the financial year.

5. **Taxation**

The breakdown of tax charges for the current quarter and financial year-to-date are as set out below:

	Current Quarter RM'000	**Current financial year-to-date RM'000**
Current taxation		
Malaysian income taxation charge	129,749	357,023
Foreign income taxation charge	75	193
	129,824	357,216
Deferred taxation credit	(7,040)	(16,956)
Share of taxation of associated companies	2,228	11,918
	125,012	352,178
Prior period taxation		
Income tax over provided	(17,442)	(17,720)
Deferred tax under/(over) provided	86	(166)
	107,656	334,292

The effective tax rate of the Group for the current quarter, before the adjustment for over provision of income tax in prior years as disclosed above, is lower than the statutory tax rate mainly due to share of profits from an associated company which are mainly derived from income not subject to income tax.

The effective tax rate of the Group for the current financial year-to-date approximates the statutory tax rate. Excluding the adjustment for over provision of income tax in prior years, the effective tax rate is higher due mainly to non-deductibility of certain expenses for tax purposes.

6. **Profit on Sale of Unquoted Investments and/or Properties**

The results for the current quarter and financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business of the Group.

7. **Quoted Securities other than Securities in Existing Subsidiary and Associated Companies**

(a) The dealings in quoted securities for the current quarter and financial year-to-date are as follows:

	Current quarter RM'000	Current financial year-to-date RM'000
Total purchases at cost	-	-
Total disposal proceeds	49	30,706
Total gain on disposal	48	5,434

(b) The details of the investments in quoted shares, excluding subsidiary companies and associated companies, as at 30 September 2003 are as set out below:

	RM'000
Total investments at cost	125,031
Total investments at book value	105,255
Total investments at market value	130,930

8. **Status of Corporate Proposals Announced**

(a) On 22 May 2002, the Company announced that Mastika had entered into a Share Sale Agreement ("SSA") with TNB on 21 May 2002 for the acquisition of TNB's 40% stake in Sepang Power Sdn Bhd ("SPSB") for a total cash consideration of RM65.7 million ("Proposed Share Acquisition"). In the SSA, both parties have agreed that subject to the approval of all relevant authorities, SPSB's power plant will be developed as a coal fired power plant instead of a gas fired power plant as originally approved and will be commissioned no earlier than Year 2007.

An initial payment of 10% of the purchase consideration amounting to RM6.57 million has been paid and the balance of 90% will be paid on the Completion Date which is within 14 days after all Conditions Precedent are satisfied.

As at 13 November 2003, the completion of the Proposed Share Acquisition is still outstanding pending the execution of the shareholder's agreement.

(b) Please refer to Part I note (j) for the corporate proposal on Resorts World Limited's participation in Star Cruises Limited's Rights Issue.

Other than the above, there are no corporate proposals announced but not completed as at 13 November 2003.

9. **Group Borrowings and Debt Securities**

The details of the Group's borrowings and debt securities as at 30 September 2003 are as set out below:

	Secured/ Unsecured	Foreign Currency '000	RM Equivalent '000
Short term borrowings	Unsecured	USD 5,516 -	20,961 450,000
Long term borrowings	Unsecured	USD 235,064 -	893,243 65,000

10. Off Balance Sheet Financial Instruments

As at 13 November 2003, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Dates
US Dollars	4,149	05/03/2003 to 10/11/2003	21/11/2003 to 26/04/2004
Swiss Francs	8,767	24/04/2003 to 31/10/2003	28/11/2003 to 30/06/2004
Euro	277	01/08/2003	31/12/2003

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

Euro Medium Term Notes ("Notes") for SGD100 million which were issued on 26 May 2000 matured on 26 May 2003.

The CCS agreements to convert the SGD Notes into a fixed rate USD liability and which were entered into on 26 May 2000 and 3 August 2000 terminated on 26 May 2003.

(c) USD Interest Rate Swap ("IRS")

i) Notes for USD26 million which were issued on 16 June 2000 matured on 16 June 2003.

The IRS agreement to fix the interest rate payable on that tranche of the loan and which was entered into on 8 August 2000 terminated on 16 June 2003.

ii) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	**Effective Date of Commencement**	**Maturity Dates**	**Initial Contract Amounts USD'000**	**Outstanding Amounts USD'000**
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	30,000	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	20,000	16,000
08 May 2002	25 July 2002	25/04/2005	10,000	10,000
08 May 2002	25 July 2002	25/04/2006	10,000	10,000
24 July 2003	25 October 2003	24/04/2005	30,000	30,000
24 July 2003	25 October 2003	25/04/2006	30,000	30,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

iii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Contract Amounts USD'000
11 June 2003	27 May 2003	29/11/2004 to 27/11/2007	25,468

The Group intends to enter into further interest rate swaps to manage the Group's exposure to interest rate fluctuations for the remaining portion of the loans amounting to USD27.5 million.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, were translated in the respective hedged currencies, at their contracted rates.

11. **Changes in Material Litigation**

Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company and Tanjung Bahagia Sdn Bhd ("TBSB"), a wholly-owned subsidiary of ADB, had vide previous announcements informed ADB's shareholders on the status of the legal suit filed in the High Court of Sabah and Sarawak at Kota Kinabalu Suit No. K22-245 of 2002 wherein ADB and TBSB were named as the Second and Third Defendants respectively ("the Suit"). The Suit was instituted by certain natives ("the Plaintiffs") claiming Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan, Sabah which was acquired by TBSB from Hap Seng Consolidated Berhad ("the Tongod Land").

As announced previously by ADB, the Plaintiffs had applied for an interlocutory injunction to restrain ADB and TBSB from entering, trespassing, clearing, using or occupying the Tongod Land or part thereof ("the Injunction"). The hearing of the Injunction which was earlier fixed on 5 November 2003 has been vacated. As at 13 November 2003, a new date for the said hearing has yet to be fixed.

ADB's solicitors maintain their opinion that the Plaintiff's action is misconceived and unsustainable.

Other than the above, there are no other changes in material litigation since the last financial year ended 31 December 2002 and up to 13 November 2003.

12. **Dividend Proposed or Declared**

(a) No dividend has been proposed or declared for the current quarter ended 30 September 2003.

(b) The total dividend declared for the current financial year-to-date was an interim dividend of 7.0 sen per ordinary share of 50 sen each, less 28% tax and which was paid on 31 October 2003.

13. **Earnings Per Share ("EPS")**

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are as follows:

	Current quarter RM'000	**Financial year-to-date RM'000**
Net profit for the period (used as numerator for the computation of Basic EPS)	255,993	563,218
Dilution of earnings on potential exercise of Employee Share Options ("ESOS") awarded to executives of Asiatic Development Berhad, a 54.9% owned subsidiary of the Company	(74)	(216)
Dilution of earnings on potential exercise of ESOS awarded to executives of Resorts World Bhd, a 56.8% owned subsidiary of the Company	(32)	(56)
Net profit for the period (used as numerator for the computation of Diluted EPS)	255,887	562,946

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year-to-date are as follows:

	Current quarter No. of shares	**Financial year-to-date No. of shares**
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	704,338,954	704,338,954
Adjustment for share options granted under Tranche 2 of the New ESOS to executives of Genting Berhad	480,383	4,320
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	704,819,337	704,343,274

As at 30 September 2003, the Company has 679,000 and 6,967,000 unissued ordinary shares outstanding under the previous executive share option scheme ("Previous ESOS") and the new executive share option scheme ("New ESOS") respectively. The outstanding options under the Previous ESOS are due to expire on 15 December 2004. The New ESOS became effective on 12 August 2002 for a duration of ten years and expire on 11 August 2012. Tranche 1 of the New ESOS comprising of 6,905,000 ordinary shares was offered on 2 September 2002 whilst Tranche 2 comprising 62,000 ordinary shares was offered on 29 November 2002. The eligible executives of the Group who hold the outstanding options of the Previous ESOS are allowed to participate in the New ESOS provided that they surrender their outstanding options under the Previous ESOS before participating in the New ESOS.

TAN SRI LIM GOH TONG
Chairman
GENTING BERHAD

20 November 2003